1-15997

Entravision
Communications
Corporation

AR/S

P.E.
12-31-02

E X P A N D I N G

2002
Annual
Report

Entravision Communications Corporation ("Entravision") is a diversified Spanish-language media company with major interests in television, radio, outdoor advertising and publishing.

Entravision's media properties reach approximately 80% of U.S. Hispanics and are located in 13 of the top 15 fastest-growing major Hispanic markets in the United States and 12 of the top 15 highest-density U.S. Hispanic markets.

Entravision owns and/or operates 42 primary television stations and is the principal affiliate group of Univision Network and TeleFutura Network, Univision Communications Inc.'s two national Spanish-language television networks. Univision is the leading Spanish-language television broadcaster in the United States.

Entravision owns and/or operates 58 radio stations clustered in 23 U.S. markets with large Hispanic populations, making it one of the largest Spanish-language radio companies in the United States.

Entravision also owns approximately 11,400 outdoor advertising faces in predominantly Hispanic areas of New York City, Los Angeles and Fresno. In addition, Entravision publishes the oldest major Spanish-language daily newspaper in the nation, *el diario/LA PRENSA* in New York City.

Entravision's headquarters are located in Santa Monica, California. The company's stock is traded on The New York Stock Exchange under the symbol "EVC."

Financial Highlights

In thousands, except share and per share data		2002		2001	2002 vs 2001 % Change		2000
Net revenues	$	238,469	$	208,908	14	$	154,021
Operating expenses		163,046		142,832	14		97,587
Broadcast cash flow		75,423		66,076	14		56,434
EBITDA as adjusted		58,692		50,440	16		43,693
Net loss		(10,645)		(65,795)	(84)		(92,240)
Net loss per share, basic and diluted	$	(0.18)	$	(0.66)	(73)	$	(0.27)
Weighted average common shares outstanding, basic and diluted		119,110,908		115,223,005	—		115,287,988
Pro forma net loss per common share, basic and diluted	$	—	$	—	—	$	(1.34)
Pro forma weighted average common shares outstanding, basic and diluted		—		—	—		66,451,637

D I V
E R S
I T Y

To Our Stockholders

Performance on Target

Entravision produced double-digit increases in both revenues and cash flow in 2002, as we operated our businesses efficiently, expanded and integrated our television and radio properties and invested in building market share in key competitive radio markets.

Revenues grew by 14% last year to $238.5 million, while earnings before interest, taxes, depreciation and amortization, as adjusted, increased by 16% to $58.7 million. Achieving these results in another challenging year for the media industry further affirms our confidence in the aggressive growth targets we have set for Entravision. Our long-term goal continues to target average annual growth of 15% in revenues and 25% in cash flow.

We launched 21 new media properties in 2002—15 TeleFutura Network television station affiliates and six radio properties. Our television division again outperformed the television industry as a whole in terms of same-station revenue growth, as it has in each year since our inception as a public company. At the same time, our radio division had a strong year in 2002, bettering its industry average in same-station revenue growth, as well. Our outdoor division rebounded in 2002, producing a 15% revenue gain in the fourth quarter, while our publishing division again produced solid results.

Our Engines of Growth

Four fundamental factors powered Entravision's growth in 2002. We believe that each of these four factors will continue to drive our growth for the foreseeable future, based on current Census rojections of a significant future expansion of the U.S. Hispanic opulation and the increasing strength of our position in the top 0 U.S. Hispanic markets.

Rising Hispanic Population and Affluence

'he first factor driving our media business is the increasing ıumber and buying power of U.S. Hispanic consumers. The U.S. Hispanic population more than doubled to 37 million between 980 and 2001, and explosive Hispanic growth is projected to :ontinue for at least the next several decades. One out of every wo people added to the U.S. population between today and 2020 is expected to be of Hispanic descent. Hispanic buying power is growing 2.5 times faster than that of non-Hispanics. n Entravision's media markets, Hispanic buying power is :urrently estimated to be $360 billion.

Acquisitions

Acquisitions are the second force that continues to propel the growth of our business. In 2002, we purchased or agreed to acquire ten television stations and seven radio stations.

We are utilizing every prudent opportunity to expand our television and radio properties, consistent with our strategy of clustering television and radio stations in fast-growing and high-density U.S. Hispanic media markets. Our strategic goal is ultimately to own television duopolies—a Univision Network and a TeleFutura Network television affiliate—plus multiple radio stations in each of our media markets. At present, we own and/or operate television duopolies along with at least one radio station in seven of our markets.

In December 2002, we agreed to acquire three FM radio stations in Los Angeles from Big City Radio, Inc. This pending acquisition will give us a cluster of six radio stations in the greater

Los Angeles market that we expect will double the size of our listening audience in this $900 million radio market by the end of 2003.

The stations we are acquiring from Big City Radio in Los Angeles will add new revenue streams to our radio division, strengthen our position in the largest Hispanic market in the United States and enhance our flexibility to employ different programming formats in order to attract the widest possible audience of Hispanics.

Internal Growth

Substantial internal growth from our existing television and radio stations accounted for the third factor driving our performance. Our existing stations garnered higher ratings and, as a result, increased their revenues substantially.

Our prime time television ratings across the country were up 27% in the November 2002 Nielsen sweep from the November 2001 results for Adults 18-34. Our radio average quarter-hour listeners grew 35% for Adults 18-34 in the Fall 2002 Arbitron book compared to Fall 2001.

We also made progress on the operating side of our business in 2002, substantially completing the integration of many of our television and radio station operations. We believe that we now have one of the most cost-efficient operating structures in the media industry. We further believe that our margins will rise in the years ahead as our investments in young television and radio stations, which often take three years or longer to reach their full earning capabilities, bring the higher returns typically associated with more mature stations.

We have pursued a strategy of clustering our media properties in the fastest-growing and highest-density U.S. Hispanic markets, particularly in alifornia, Texas and along the U.S.-Mexican border. We continue) add multiple properties in these markets to increase our ompetitive strength and help achieve a high rate of revenue nd broadcast cash flow growth. We are now well-positioned in 3 of the 15 fastest-growing major U.S. Hispanic markets.

Univision Affiliation

'he fourth growth factor in 2002 that drove our performance /as the continued success and expansion of Univision's televi- ion operations. We have benefited and continue to benefit as ıe principal affiliate group of Univision's two national television ıetworks.

Univision Network is the leading Spanish-language televi- ion network in the United States. We are Univision Network's ıffiliate in 22 markets, representing approximately 25% of the Network's national television distribution.

In January 2002, Univision launched a second Spanish- anguage television network, TeleFutura Network, with Entravision ıs its principal affiliate group. We now own and/or operate 15 elevision stations carrying TeleFutura Network programming.

The two Univision television networks together attract approx- mately 80% of the national U.S. Spanish-language prime time /iewing audience. Because Entravision's stations are strategi- cally located in many of the highest-density U.S. Hispanic markets, we capture as much as 90% of the Spanish-language prime time viewing audience in the markets in which we have a television duopoly.

Univision is also a significant minority stockholder of Entravision. In connection with its proposed acquisition of Hispanic Broadcasting Corporation, Univision recently reached an agreement with the U.S. Department of Justice whereby Univision will sell enough of its Entravision stock so that its ownership interest in Entravision will not exceed 15% at the end of three years and 10% at the end of six years.

Univision remains our valued strategic partner. Changes in its equity interest in Entravision will have no impact on our long-term television station affiliation with Univision. This affiliation, which runs through 2021, will remain a fundamental driver of our television revenue growth in the years ahead.

Confidence in the Future

We are optimistic about our company's prospects in 2003, a year which we believe will see only a modest recovery for the general economy. By continuing to manage our costs carefully and operate our businesses prudently, we believe that Entravision is well-positioned to substantially exceed overall industry growth in 2003.

We are grateful to each of our 1,600 employees for their hard work and achievement in 2002, and we appreciate the continued support and confidence of all of our stockholders. We look forward to another exciting year.

Walter F. Ulloa
Chairman and Chief Executive Officer

Philip C. Wilkinson
President and Chief Operating Officer

March 20, 2003

GEO GRA PHY



San Diego

2,705,000
Total Population

27.5%
Hispanic %

"America's Finest City" was voted as the top city to live in for U.S. Hispanics in 2002, according to *Hispanic Magazine*. San Diego is home to Entravision's KBNT, the #1-ranked Spanish-language television station in the market. Its early local news is also #1 in its time period, and is the voice of the San Diego Hispanic community.

Source: 2003 Nielsen universe estimates; Nielsen NSI November 2002, persons 18-34 (M-Sun 7a-1a, M-F 6p-6:30p)







Phoenix

3,986,000

Total Population

23.5%

Hispanic %

The "Valley of the Sun" is home to a four-station Entravision radio cluster, broadcasting three different formats. KLNZ-FM, which airs the company's *Radio Tricolor* format, is the #1-ranked Spanish-language radio station in the market and the #2-ranked station in any language. Phoenix, the #9-ranked Hispanic market in the United States, has doubled its Hispanic population since 1990.

Source: 2003 Nielsen universe estimates; Arbitron Fall 2002, persons 18-34; AQH share (M-Sun 6a-12mid)







Washington, D.C.



5,517,000
Total Population

8.4%
Hispanic %

Our "Nation's Capital" is the third fastest-growing major Hispanic market in the United States. Washington, D.C. is home to two of Entravision's television stations, WMDO, the company's Univision Network affiliate, and WFDC-TV, its TeleFutura Network affiliate. They are the #1 and #2-ranked Spanish-language stations in the market, respectively, during prime time.

Source: 2003, 1990 Nielsen TVHH universe estimates (top 25 Hispanic markets); Nielsen NSI February 2003 TVHH overnights





Denver

3,402,000
Total Population

17.3%
Hispanic %

The "Mile High City" is another Entravision television duopoly, home to KCEC-TV, the company's Univision Network affiliate, and KTFD-TV, its TeleFutura Network affiliate. These stations are the #1- and #2-ranked Spanish-language television stations in the market, respectively. Entravision also owns the top three Spanish-language radio stations in the market, with its KXPK-FM holding the #3 ranking in any language.

Source: 2003 Nielsen universe estimates; Nielsen NSI February 2003 TVHH overnights; Arbitron Fall 2002, persons 18-34, AQH share (M-Sun 6a-12mid)







Las Vegas

1,525,000
Total Population

22.4%
Hispanic %

"Sin City," one of the fastest-growing cities in the United States, is home to two Entravision television stations and two Entravision radio stations. KINC-TV, the company's Univision Network affiliate, is the #1-ranked station in prime time, in any language. KRRN-FM, which broadcasts Entravision's *Super Estrella* format, saw its audience grow by 65% in one year.

Source: 2003 Nielsen universe estimates; Nielsen NSI November 2002, persons 18-34; Arbitron Fall 2002, persons 18-34, AQH share (M-Sun 6a-12mid)





Dallas

5,784,000
Total Population

21.2%
Hispanic %

"Big D" is one of the most dynamic Hispanic growth markets in the United States. As the sixth largest U.S. Hispanic market, Dallas' Hispanic population grew 112% from 1990 to 2000. Entravision's five-station radio cluster, buoyed by the recent acquisition of KTCY-FM, broadcasts four different formats and increased its audience share by nearly 160% in the last year.

Source: 2000, 1990 U.S. Census; Arbitron Fall 2002, Fall 2001, persons 18-34, AQH share (M-Sun 6a-12mid)



S T R
A T E
G I C

Television Properties

Entravision owns and operates 22 television stations that carry Univision Network's Spanish-language programming. Entravision owns and/or operates 15 television stations affiliated with Univision's second network, TeleFutura Network. In 2002, Entravision's television properties accounted for 47% of the company's revenues and 57% of its broadcast cash flow (net revenues minus operating, selling, general and administrative expenses). Revenues for Entravision's television division grew by 22%.

Entravision is the #1 Spanish-language television broadcaster in each of its markets, sign-on to sign-off, for Adults 18-34. In nine of Entravision's markets, it was the #1- or #2-ranked television station in prime time *in any language* for Adults 18-34, according to the November 2002 Nielsen sweep.

Entravision has the exclusive rights in its markets to air all of the broadcast television programming of Univision's two networks, which together are by far the most popular in Spanish-language television. The company's affiliation with Univision's networks allows it to concentrate its internal programming resources on local news and thereby become the voice of the Hispanic community.

In the November 2002 Nielsen sweep, Entravision's early local news was #1 or #2 in 12 of its markets, *regardless of language*, for Adults 18-34. The company's late local news was #1 or #2 in five markets among all English- and Spanish-language stations for the same demographic group in the November 2002 Nielsen sweep.

As an example of Entravision's market-by-market news success, KINC-TV in Las Vegas grew its early local news audience by 29% in the November 2002 Nielsen sweep as compared to November 2001 among Adults 18-34. In this demographic, KINC's early news outdelivers all other time period news competitors *combined*.

Several of Entravision's emerging television markets also enjoyed an increased level of viewership in 2002. In Washington, D.C., for example, the company's prime time audience increased by more than 300% in the November 2002 Nielsen sweep as compared to

November 2001 for the key demographic of Adults 18-34, while in Orlando that same demographic increased by 162%.

Nielsen continues to improve methodologies for measuring overall television viewing. These improvements better assure a more accurate measurement of Hispanic household viewing, specifically in households where Spanish is the dominant language spoken. These enhancements are expected to give Entravision considerable upside revenue potential in the years ahead.

In 2002, Entravision committed $25 million in capital investment to launch 15 TeleFutura Network affiliates in markets where it owns and operates Univision Network affiliates. The company was able to launch these television stations with a relatively low capital input and operate them very efficiently because of its existing Univision infrastructure in each of the markets.

TeleFutura Network counter-programs Univision Network to give Hispanic viewers greater choice and has proven successful in drawing audience share away from competitive Spanish-language broadcasters, as well as from English-language stations. Entravision expects to grow its TeleFutura Network affiliate base in the years ahead at a relatively low cost.

Radio Properties

Entravision owns and/or operates 58 radio stations in 22 of the top 50 U.S. Hispanic markets, reaching over half of all U.S. Hispanics. In 2002, Entravision's radio properties accounted for 32% of the company's revenues and 33% of its broadcast cash flow. Revenues for the company's radio division grew by 16%.

Entravision's centralized infrastructure with its satellite-fed programming facility enables the company to maintain an efficient cost structure and allows it to attract the top talent in Spanish-language radio. In 2003, Entravision's network facility will be moved from San Jose to Los Angeles, the nation's largest Hispanic market and the heart of the entertainment industry in the United States.

Entravision's radio division has enjoyed dramatic increases in audience share across its markets largely due to the recent reformatting of its stations. On a national level, the company's formation in 2001 of Lotus/Entravision Reps has resulted in sizable and continuing gains in national advertising revenues for its radio division.

Consumer spending by U.S. Hispanics is expected to more than quadruple by 2020.

Source: The Hispanic Consumer Market Report in 1999 and forecasts to 2020.


2000
2005
2010
2015
2020
$2 trillion
annually

The U.S. Hispanic population is expected to reach more than 55 million by 2020.

Source: The Hispanic Consumer Market Report in 1999 and forecasts to 2020.


2000
2005
2010
2015
2020
17%
of the U.S. population in 2020

Outdoor Properties

Entravision owns more than 11,400 outdoor advertising faces strategically located in neighborhoods with high Hispanic population densities, primarily in Los Angeles and New York, the two largest Hispanic markets in the United States. In 2002, the company expanded its outdoor business into Fresno, California, the 14th largest Hispanic market in the United States. Entravision owns all of the 8-sheet outdoor faces in Los Angeles and all of the 8- and 30-sheet outdoor faces in New York. Altogether, its outdoor faces reach over ten million Hispanics, or 31% of the U.S. Hispanic population. In the fourth quarter of 2002, the outdoor division showed an impressive recovery, producing strong year-over-year revenue growth and increased cash flow. Entravision expects these positive trends to continue in 2003.

Publishing

Entravision's publishing division consists of the New York newspaper *el diario/LA PRENSA*, which celebrates in 2003 its 90th anniversary as an influential and prestigious U.S. Spanish-language publication.

In Summary

The past year was one of continuing and expanding growth and achievement for Entravision. It was also a year of successful integration of Entravision's asset base and of positioning the company to provide Spanish-language media to an ever-larger share of the U.S. Hispanic population. Entravision believes that the company is becoming an invaluable conduit for national and local advertisers who now, more than ever before, seek to reach this fast-growing and most dynamic segment of the U.S. population.

Geographic Distribution



● Television

● Radio

⊙ Outdoor

○ Publishing

Television Station Portfolio

Market	Hispanic Market Rank	Call Letters	Programming
Harlingen-Weslaco-Brownsville-McAllen, Texas	10	KNVO-TV, Channel 48	Univision
Albuquerque-Santa Fe, New Mexico	11	KLUZ-TV, Channel 41 KTFA-LP, Channel 48	Univision TeleFutura
San Diego, California	12	KBNT-CA, Channel 17[1] KTCD-LP, Channel 46 KHAX-LP, Channel 49	Univision Telemundo Univision
El Paso, Texas	13	KINT-TV, Channel 26 KTFN-TV, Channel 65	Univision TeleFutura
Denver-Boulder, Colorado	16	KCEC-TV, Channel 50 KTFD-TV, Channel 14 KDVT-LP, Channel 36 K03EM, Channel 3	Univision TeleFutura TeleFutura Univision
Washington, D.C.	18	WMDO-CA, Channel 30[1] WFDC-TV, Channel 14[2] WJAL-TV, Channel 68	Univision TeleFutura English-Language
Orlando-Daytona Beach-Melbourne, Florida	19	WVEN-TV, Channel 26 WVCI-LP, Channel 63[3] W62CC, Channel 62 WOTF-TV, Channel 43[2]	Univision Time Brokered Univision TeleFutura
Tampa-St. Petersburg (Sarasota), Florida	20	WVEA-TV, Channel 62 WVEA-LP, Channel 61 WFTT-TV, Channel 50[2]	Univision Univision TeleFutura
Boston, Massachusetts	22	WUNI-TV, Channel 27 WUTF-TV, Channel 66[2]	Univision TeleFutura
Corpus Christi, Texas	23	KORO-TV, Channel 28 KCRP-CA, Channel 41[1]	Univision TeleFutura
Las Vegas, Nevada	25	KINC-TV, Channel 15 KELV-LP, Channel 27 KNTL-LP, Channel 47 KWWB-LP, Channel 4	Univision TeleFutura Univision Univision
Hartford-New Haven, Connecticut	27	WUVN-TV, Channel 18 WUTH-CA, Channel 47[1]	Univision TeleFutura
Monterey-Salinas-Santa Cruz, California	29	KSMS-TV, Channel 67 KDJT-CA, Channel 33[1]	Univision TeleFutura
Laredo, Texas	34	KLDO-TV, Channel 27	Univision
Yuma, Arizona-El Centro, California	35	KVYE-TV, Channel 7 KAJB-TV, Channel 54[2]	Univision TeleFutura
Odessa-Midland, Texas	36	KUPB-TV, Channel 18	Univision
Colorado Springs-Pueblo, Colorado	37	KGHB-CA, Channel 27[1]	Univision

a Barbara-Santa Maria- Luis Obispo, California	38	KPMR-TV, Channel 38	Univision
		KTSB-LP, Channel 43	TeleFutura
		K10OG, Channel 10	TeleFutura
		K21EX, Channel 21	TeleFutura
		K28FK, Channel 28	TeleFutura
		K35ER, Channel 35	TeleFutura
›ock, Texas	39	KBZO-LP, Channel 51	Univision
ı Springs, California	43	KVER-CA, Channel 4[1]	Univision
		KEVC-CA, Channel 5[1]	TeleFutura
		KVES-LP, Channel 28	Univision
›, Nevada	55	KNVV-LP, Channel 41	Univision
		KNCV-LP, Channel 48	Univision
Angelo, Texas	73	KEUS-LP, Channel 31	Univision
		KANG-CA, Channel 41[1]	TeleFutura
te, Baja California, co (San Diego)	—	XUPN-TV, Channel 13[4]	UPN
ına, Mexico (San Diego)	—	XHAS-TV, Channel 33[4]	Telemundo
		XETV-TV, Channel 6[2]	Fox

ɜ: Nielsen Media Research 2003 universe estimates.
." in call letters indicates station is under Class A television service.
manage the sales and marketing operations of this station under a marketing and sales arrangement.
ɜrated pursuant to a time brokerage agreement under which we grant to a third party the right to program the station.
hold a minority, limited voting interest (neutral investment stock) in the entity that directly or indirectly holds the broadcast license for station. We have been retained to provide the programming and related services available on this station under a time brokerage ɜement. The station retains absolute control of the contents and other broadcast issues.

dio Station Portfolio

ket	Hispanic Market Rank	Call Letters	Format
Angeles-San Diego- ura, California	1	KSSC-FM 107.1 MHz	Super Estrella[1][2]
		KSSD-FM 107.1 MHz	Super Estrella[1][2]
		KSSE-FM 107.1 MHz	Super Estrella[1][2]
		KDLD-FM 103.1 MHz	Rhythmic Dance (English)[2]
		KDLE-FM 103.1 MHz	Rhythmic Dance (English)[2]
		KLYY-FM 97.5 MHz	Cumbia
ni-Ft. Lauderdale- ywood, Florida	3	WLQY-AM 1320 kHz	Time Brokered[3]
ston-Galveston, Texas	4	KGOL-AM 1180 kHz	Time Brokered[3]
ago, Illinois	5	WRZA-FM 99.9 MHz	Super Estrella[2]
		WZCH-FM 103.9 MHz	Super Estrella[2]
		WNDZ-AM 750 MHz	Time Brokered[3]
as-Ft. Worth, Texas	6	KZMP-FM 101.7MHz	Radio Tricolor[2]
		KRVA-AM 1600 kHz	Radio Romantica
		KKDL-FM 106.7 MHz	Rhythmic Dance (English)
		KZMP-AM 1540 kHz	Radio Tricolor[2]
		KTCY-FM 104.9 MHz	Super Estrella

Radio Station Portfolio (continued)

San Francisco- San Jose, California	8	KBRG-FM 100.3 MHz KLOK-AM 1170 kHz	Radio Romantica Radio Tricolor
Phoenix, Arizona	9	KLNZ-FM 103.5 MHz KVVA-FM 107.1 MHz KMIA-AM 710 kHz KDVA-FM 106.9 MHz	Radio Tricolor Radio Romantica[2] La Consentida Radio Romantica[2]
Harlingen-Weslaco-Brownsville- McAllen, Texas	10	KFRQ-FM 94.5 MHz KKPS-FM 99.5 MHz KVLY-FM 107.9 MHz KVPA-FM 101.1 MHz	Classic Rock (English) Tejano Adult Contemporary (English) Top 40 (English)
Albuquerque-Santa Fe, New Mexico	11	KRZY-FM 105.9 MHz KRZY-AM 1450 kHz	Radio Tricolor La Consentida
El Paso, Texas	13	KINT-FM 93.9 MHz KHRO-FM 94.7 MHz KOFX-FM 92.3 MHz KSVE-AM 1150 kHz KBIV-AM 1650 kHz	La Caliente[2] Modern Rock (English) Oldies (English) La Consentida[4]
Fresno, California	14	KZFO-FM 92.1 MHz	Super Estrella
Sacramento, California	15	KRRE-FM 104.3 MHz KRCX-FM 99.9 MHz KCCL-FM 101.9 MHz	Radio Romantica Radio Tricolor Oldies (English)
Stockton, California		KMIX-FM 100.9 MHz KCVR-AM 1570 kHz	Radio Tricolor La Consentida
Modesto, California		KCVR-FM 98.9 MHz KTSE-FM 97.1 MHz	Radio Romantica[2] Super Estrella
Denver-Boulder, Colorado Aspen, Colorado	16	KJMN-FM 92.1 MHz KMXA-AM 1090 kHz KXPK-FM 96.5 MHz KPVW-FM 107.1 MHz	Radio Romantica La Consentida Radio Tricolor Radio Tricolor
Tucson/Nogales, Arizona	24	KZLZ-FM 105.3 MHz KZNO-FM 98.3 MHz	Radio Tricolor Radio Tricolor[5]
Las Vegas, Nevada	25	KRRN-FM 92.7 MHz KQRT-FM 105.1 MHz	Super Estrella Radio Tricolor
Monterey-Salinas- Santa Cruz, California	29	KLOK-FM 99.5 MHz KSES-FM 107.1 MHz KMBX-AM 700 kHz	Radio Tricolor Super Estrella La Consentida
Yuma, Arizona-El Centro, California	35	KSEH-FM 94.5 MHz KWST-AM 1430 kHz	Super Estrella Country (English)
		KMXX-FM 99.3 MHz	Radio Tricolor
Lubbock, Texas	39	KBZO-AM 1460 kHz	Radio Tricolor
Palm Springs, California	43	KLOB-FM 94.7 MHz	Radio Romantica
Reno, Nevada	55	KRNV-FM 101.7 MHz	Radio Tricolor

Source: Nielsen Media Research 2003 universe estimates.

[1] Operated pursuant to a time brokerage agreement under which Big City Radio, Inc. grants to us the right to program the station pending the consummation of our purchase of the station.

[2] Simulcast station.

[3] Operated pursuant to a time brokerage arrangement under which we grant to third parties the right to program the station.

[4] Regular broadcast operations not yet commenced.

[5] Operated pursuant to a time brokerage agreement under which a third party grants to us the right to program the station.

Officers

Walter F. Ulloa
Chairman and Chief Executive Officer

Philip C. Wilkinson
President and Chief Operating Officer

Paul A. Zevnik
Secretary

John F. DeLorenzo
Executive Vice President and
Chief Financial Officer

Jeffery A. Liberman
President, Radio Division

Glenn Emanuel
President, Outdoor Division

Larry Safir
Executive Vice President

Michael G. Rowles
Senior Vice President and
General Counsel

Directors

Walter F. Ulloa
Chairman and Chief Executive Officer

Philip C. Wilkinson
President and Chief Operating Officer

Paul A. Zevnik
Partner, Zevnik Horton LLP

Darryl B. Thompson
Partner, TSG Capital Group, L.L.C.

Amador S. Bustos
Managing Partner,
Bustos Asset Management, LLC

Michael S. Rosen
Co-Chairman and Chief Investment
Officer, Context Capital Management, LLC

Esteban E. Torres
Former Congressman

Patricia Diaz Dennis
Senior Vice President,
General Counsel and Secretary,
SBC West

Corporate Headquarters
2425 Olympic Boulevard, Suite 6000 West
Santa Monica, California 90404
(310) 447-3870

Common Stock
Stock Symbol: EVC
Listed: New York Stock Exchange

Stock Transfer Agent
Mellon Investor Services
P.O. Box 3315
South Hackensack, New Jersey 07606-1915
(800) 356-2017
Website address: www.mellon-investor.com

Annual Meeting of Stockholders
Thursday, May 15, 2003 at 10:00 a.m.
Viceroy Hotel
1819 Ocean Avenue
Santa Monica, California 90401
(310) 260-7500

Independent Accountants
McGladrey & Pullen, LLP
251 South Lake Avenue, Suite 300
Pasadena, California 91101
(626) 795-7950

Press Release Information
Press release and other information are available on the internet at Entravision's website at www.entravision.com.

The company's press releases are also available through the corporate offices at (310) 447-3870.

Additional Information
The company files periodic reports with the Securities and Exchange Commission that contain additional information about the company.

Annual Report on Form 10-K
Entravision's audited consolidated financial statements, and notes thereto, and other information required to be furnished to stockholders are included in Entravision's Annual Report on Form 10-K which is being provided to stockholders with this Annual Report.

Forward-Looking Statements
In accordance with the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, Entravision notes that certain statements contained in this Annual Report are forward-looking in nature. Although Entravision believes that its expectations are based on reasonable assumptions within the bounds of its knowledge of its business and operations, there can be no assurance that actual results will not differ materially from expectations. Entravision does not intend to update these forward-looking statements.

Entravision
Communications
Corporation

2425 Olympic Boulevard

Suite 6000 West

Santa Monica, California 90404

(310) 447-3870